FAQ

About the Tender Offer and Eligibility

We are Nano Dimension Ltd. ("Nano Dimension" or "Nano"), a company organized under the laws of the State of Israel. Nano Dimension is a leading supplier of Additively Manufactured Electronics and multi-dimensional polymer, metal & ceramic Additive Manufacturing 3D printers. On May 25, 2023, we commenced an all-cash special tender offer to purchase between 38.8% and 40.8% of the outstanding ordinary shares ("Stratasys Shares") of Stratasys Ltd. ("Stratasys"), not already owned by Nano Dimension.

The special tender offer would result in Nano Dimension owning up to and no more than 55% of the outstanding Stratasys Shares upon consummation of the offer, with a minimum condition of acquiring at least 53% of the outstanding Stratasys Shares at the price of $18.00 per Stratasys Share, to the seller in cash, less any required withholding taxes and without interest (the "Offer Price").

The full terms and conditions of the offer are set forth in the Offer to Purchase (as it may be amended, supplemented, or otherwise modified from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as it may be amended, supplemented, or otherwise modified from time to time, the "Letter of Transmittal," filed with the U.S. Securities and Exchange Commission (the "SEC") which, together with the Offer to Purchase, collectively constitute the "offer").

Close All

Why are you conducting this offer?

Nano Dimension believes there are important benefits of the special tender offer to Stratasys' shareholders, including an attractive cash value at a premium to all relevant Stratasys historical trading levels, and, for the combined company, longer-term strategic benefits.

How long do I have to decide whether to accept the offer and tender my shares?

You may tender your Stratasys Shares until 11:59 p.m. EST, on June 26, 2023, or, if we extend the offer, before 11:59 p.m., EST, on the date to which the offer is extended [1].

How many shares are sought in this offer?

Subject to certain conditions, Nano Dimension is offering to purchase a minimum of 26,557,660 Stratasys Shares, representing 38.8% of the outstanding Stratasys Shares, and up to 27,925,689 Stratasys Shares, representing approximately 40.8% of the outstanding Stratasys Shares as of the Expiration Date.

How much are you offering to pay and what is the form of payment?

We are offering to pay $18.00 per Stratasys Share, to you in cash, less any required withholding taxes and without interest. The Offer Price will be paid in U.S. dollars.

What is the value of Nano Dimension's offer compared to the market value of my Stratasys Shares as of a recent date?

Nano Dimension's all-cash special tender offer for $18.00 per Stratasys Share represents a premium of 26% to the unaffected closing price on Nasdaq on March 3rd, 2023, and a 39% premium to the 60-day volume-weighted average price as of March 3rd, 2023.

On May 24, 2023, the last trading day before Nano Dimension commenced the offer, the closing price per Stratasys Share reported on Nasdaq was $14.88. The Offer Price, $18.00 per Stratasys Share, is 21% greater than such reported price on Nasdaq.

What percentage of the Stratasys Shares does Nano Dimension currently own?

As of May 25, 2023, Nano Dimension owned 9,695,115 Stratasys Shares, or approximately 14.1% of the outstanding Stratasys Shares as of May 24, 2023.

Who can participate in the offer?

The offer is open to all record and beneficial owners of Stratasys Shares.

Do you have the financial resources to pay the purchase price in the offer?

Yes. Nano Dimension possesses all of the necessary funds to consummate the offer from cash and cash equivalents on hand. The offer is not conditioned on the availability of financing.

What are the most significant conditions of the offer?

The offer is subject to a number of conditions described on pages 29-31 of the Offer to Purchase, which can be found on the website maintained by the SEC.

What will happen if the conditions of the offer are not satisfied when the Offer Period expires?

If any condition is not satisfied, we may elect not to purchase, or may be prohibited from purchasing, any Stratasys Shares tendered pursuant to the offer, or, subject to applicable law, we may waive such conditions.

If the tender expires without all of the conditions being satisfied or waived, then shares will be returned promptly to their owners.

If Stratasys' shareholder Rights Plan is upheld by the Israeli courts, will Nano Dimension terminate the tender offer?

Nano Dimension will not be required to accept for payment and pay for any tendered Stratasys Shares if the Rights Plan Condition, as defined and described in the Offer to Purchase, is not satisfied.

The Rights Plan Condition will not be satisfied if Nano Dimension is not satisfied in its sole discretion that the Rights will not be triggered as a result of the offer.

Nano Dimension has the right to waive the Rights Plan Condition but does expect to waive this condition.

Does the announcement by Stratasys of entering into a merger agreement with Desktop Metal trigger the Change of Business Condition contained in the offer?

On May 25, 2023, the same date as Nano Dimension's offer, Stratasys and Desktop Metal announced the entering into a merger agreement by and among Stratasys, Desktop Metal and Tetris Sub Inc., a wholly-owned subsidiary of Stratasys, wherein Tetris Sub Inc. would merge with and into Desktop Metal, with Desktop Metal surviving the merger as a wholly-owned subsidiary of Stratasys. Under the merger agreement, Stratasys would issue to the stockholders of Desktop Metal as consideration in the Merger 0.123 of Stratasys' ordinary shares in exchange for each share of Desktop Metal common stock held by them immediately prior to the merger.

Nano Dimension does not consider the entering into such merger agreement to have triggered the Change of Business Condition and does not expect the merger to close before the expiration of the tender offer. For the avoidance of doubt, Nano Dimension has not waived the Change of Business Condition and reserves all rights afforded to it under the Change of Business Condition set forth in more detail in the Offer to Purchase.

How does the proposed transaction between Stratasys and Desktop Metal compare to the offer? Will it affect the offer?

Our $18.00 per share all-cash offer represents a more compelling value creation opportunity for Stratasys shareholders than the proposed Desktop Metal transaction with Stratasys.

As the largest shareholder of Stratasys, Nano Dimension plans to vote against the proposed transaction between Stratasys and Desktop Metal.

Who can I talk to if I have questions about the offer?

If you have any questions, you can call Georgeson LLC, the Information Agent for the offer, toll free at (877) 668-1646.

Is this deal subject to CFIUS review? Are you concerned that CFIUS will have comments?

The tender offer is subject to mandatory CFIUS review. CFIUS has 30 calendar days from the date a complete declaration filing is approved for review to perform an initial assessment of the transaction. CFIUS is evaluating the declaration filing now. Following the end of such 30-day assessment, CFIUS will either (i) clear the transaction, (ii) require the parties to resubmit a more robust notice filing for review, or (iii) inform the parties that it does not have enough information to clear the transaction, and that the parties may resubmit a voluntary notice filing in their discretion. If CFIUS clears the transaction during the initial 30-day assessment, we will close the transaction. In contrast, if we do not receive CFIUS clearance at such time or are required to resubmit a notice filing, we will have discretion to close the transaction without CFIUS clearance. Following the resubmission of a notice filing, CFIUS would have an additional 45 days to reassess the transaction and an optional additional 45 days to investigate the transaction.

Until the successful completion of the tender offer, Nano Dimension and Stratasys will operate independently.

We understand that Stratasys produces certain critical technologies and has several contacts with the United States government. Both such points will likely bring the transaction under closer CFIUS scrutiny. As such, we expect that CFIUS may not clear the transaction after the initial 30-day assessment, and that CFIUS may impose certain conditions on the transaction following the completion of their review.

Deadlines and Extensions

Close All

Can the offer be extended and under what circumstances?

Nano Dimension has the right, in its sole discretion, to extend the Expiration Date, subject to applicable law. In addition, in certain circumstances, we may be required by applicable law to extend the Expiration Date.

How will I be notified if the offer is extended?

If Nano Dimension decides to extend the Expiration Date, the Company will publicly announce the new Expiration Date in a press release in accordance with applicable law and inform the Depositary and Information Agent.

If enough Stratasys shareholders tender their shares in the offer before the deadline, would you make an announcement before the expiration date?

No, the tender offer must remain open for at least 20 business days.

Tendering Stratasys Shares and Receiving Cash Payment

Close All

How can I tender my shares?

If you are the record owner of your Stratasys Shares, you should tender your Stratasys Shares to Computershare Trust Company, N.A. by following the procedures and instructions in the Offer to Purchase and related Letter of Transmittal. Please contact Georgeson, the Information Agent for the offer, at (877) 668-1646 if you need additional copies of materials or have questions about how to tender.

If you hold your Stratasys Shares through a bank or broker, you should receive instructions from your bank or broker regarding how to tender your shares. If you have not received instructions, please contact your bank or broker as soon as possible to instruct them to tender your shares.

What is the timeline for receiving the $18.00/share in cash?

We will deposit with the Depositary an amount sufficient to make such payment to Stratasys shareholders within four U.S. business days following the Final Expiration Date (June 30, unless the offer is extended).

After the expiration of the offer our Depositary will launch a tax information portal and you will receive a link to this tax portal to complete the Tax Declaration Form.

If you are a registered holder of your shares, you will submit the Tax Declaration Form through the tax portal.

If you are a beneficial holder of your shares, you will submit the Tax Declaration form to your broker and your broker will send it to the Depositary and the Depositary will forward your form to the Israeli Tax Agent for review.

Following the review process, you will receive payment for your shares.

Will I have to pay any fee or commission?

If you are the record owner of your Stratasys Shares and you directly tender your Stratasys Shares to Computershare Trust Company, N.A. you generally will not have to pay brokerage fees or similar expenses. Nano Dimension will pay the fees and expenses of the Depositary in connection with the offer.

If you own your Stratasys Shares through a broker or other nominee, and your broker or other nominee tenders your Stratasys Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges apply.

If I tender only a portion of my shares, will the remainder fall sharply post-tender?

While we can’t speculate on the share price movement, if the offer is consummated, Stratasys’ “public float,” that is the number of Stratasys Shares owned by Stratasys’ non-affiliated shareholders and available for trading in the securities markets, may be reduced. This may result in lower share prices or reduced liquidity in the trading market for Stratasys Shares in the future.

What happens if the offer is oversubscribed?

If more than 27,925,689 Stratasys Shares are validly tendered and not properly withdrawn prior to the Expiration Date, the Stratasys Shares will be subject to proration. Nano Dimension will purchase 27,925,689 Stratasys Shares on a *pro rata* basis according to a proration factor that will be announced promptly following the Final Expiration Date.

Objecting To the Tender Offer or Withdrawing Previously Tendered Stratasys Shares

Close All

If I decide not to tender, how will the offer affect my shares?

Shares held by non-tendering Shareholders will not be affected by the completion of the offer.

Can I object to the offer?

Under Israeli law, you may respond to the offer by accepting the offer or sending a Notice of Objection.

Alternatively, you may simply not respond to the offer and not tender your Stratasys Shares. You are not deemed to object to the offer if you do not tender your Stratasys Shares.

Until what time may I withdraw previously tendered Stratasys Shares?

You may withdraw your tendered Stratasys Shares at any time before 11:59 p.m. EST on June 26, 2023 or, if we extend our offer, before 11:59 p.m., New York time, on the date to which the offer is extended.

How do I withdraw previously tendered Stratasys Shares?

To withdraw previously tendered Stratasys Shares, you must deliver a written notice of withdrawal, while you still have the right to withdraw your Stratasys Shares, to the Depositary at one its addresses set forth below:

By Mail:	*By Overnight Courier:*
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O. Box 43011	150 Royall Street, Suite V
Providence, RI 02940-3011	Canton, MA 02021

If you tendered your Stratasys Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Stratasys Shares.

Call For Stratasys Extraordinary General Meeting

Close All

Why are you calling for an Extraordinary General Meeting ("EGM") now when the offer expires in a few weeks – which, if successful, would give you control over Stratasys? Are you concerned that you won't be able to complete the offer?

Pursuant to the demand letter we sent to the Stratasys Board of Directors on June 13, 2023, we are demanding that the Stratasys Board of Directors call the EGM to remove a majority of the Stratasys Board of Directors and replace them with highly qualified nominees proposed by us. If successful, seven of the eight members of the Stratasys Board of Directors will be appointed by Nano and we will control the Stratasys Board of Directors.

We demanded that the Stratasys Board of Directors call the EGM immediately, and no later than August 8, 2023, and to hold it no later than 35 days after the calling of the EGM, as required by the Israeli Companies Law.

We believe change is needed to protect the interests of Stratasys shareholders.

We are optimistic about a successful completion to the special tender offer.

Why are you demanding the Stratasys Board of Directors call an EGM?

We believe the replacement of a majority of the Stratasys Board of Directors is vital to prevent further value destruction, drive long-term value and create a path to establishing a preeminent leader in the rapidly growing AM market.

Stratasys' current Board of Directors is not fulfilling its fiduciary duties and is not acting in its shareholders' best interests.

- They refused to negotiate – or even engage – with Nano, a well-funded and reputable peer that made multiple all-cash offers at compelling premia.
- They have a history of empty promises to Stratasys shareholders, including making statements every two to three years that Stratasys will become a "billion-dollar company," only to deliver further cash-burn and value destruction.
- They agreed to a value-destroying transaction with Desktop Metal, designed to preserve their entrenchment, leaving shareholders with less than two-thirds of a company that would have an uncertain path for long-term value creation.

Stratasys needs better management, operators and, first and foremost, Board oversight that will optimize the business and set the company on a path to realize its potential.

---

[1] The period of time during which the offer remains open, as may be extended or adjusted for earlier termination of the offer, is referred to as the "Offer Period" and the date of completion of the Offer Period is referred to as the "Expiration Date". As required under Israeli law, if (i) the conditions of the offer have been satisfied or, subject to applicable law, waived by us; and (ii) with respect to each Stratasys Share owned by you, you have (a) not yet responded to the offer, (b) notified us of your objection to the offer, or (c) tendered such Stratasys Share but have properly withdrawn your tender during the Offer Period, then, you will be afforded an additional four (4) calendar-day period, during which you may tender each such Stratasys Share (we refer to this additional period as the "Additional Offer Period").